Form 6-K

No. 2

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

Commission file number: 0-15741

AB ELECTROLUX
(Translation of registrant's name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: April19, 2002

By: William G. E. Jacobs

02-04-19 6k

Electrolux

FIRST QUARTER REPORT, 2002

Stockholm,
April 18, 2002

Amounts in SEKm, unless otherwise stated	First quarter 2002	First quarter 2001	Change
Net sales	**33,580**	33,670	-0.3%
Operating income[1) 2)]	3,791	1,852	+105%
Operating income, excl. items affecting comparability	**1,906**	1,852	+2.9%
Margin, %	*5.7*	*5.5*	
Income after financial items[1) 2)]	3,682	1,499	+146%
Income after financial items, excl. items affecting comparability	1,797	1,499	+20%
Margin, %	*5.4*	*4.5*	
Net income per share, SEK[3)]	9.00	3.10	+190%
Net income per share, excl. items affecting comparability, SEK[2) 3)]	**3.75**	3.10	+21%
Value creation, excluding items affecting comparability	**609**	290	+319
Return on equity, %	39.6	15.6	
Return on equity, excl. items affecting comparability, %	**16.4**	15.6	

1) New accounting principle for R&D had positive impact of SEK 80m on income for Q1 2002.
2) In 2002, income includes items affecting comparability in the amount of SEK 1,885m (see page 2).
3) Based on an average of 329.6 (341.1) million shares after buy-backs.

- **Higher operating income and margin for Consumer Durables in Europe**
- **Improved income in North America, production of new refrigerators normalized**
- **Continued positive trend in income and margin for Professional Outdoor Products**
- **Ongoing restructuring measures proceeding according to plan**

AB ELECTROLUX (PUBL)

MAILING ADDRESS SE-105 45 | TELEPHONE +46 8 738 60 00 | TELEFAX +46 8 738 70 90 | INVESTOR RELATIONS +46 8 738 60 03 | WEB SITE www.electrolux.com

Net sales and income
Net sales for Electrolux in the first quarter of 2002 amounted to SEK 33,580m, as against SEK 33,670m for the same period last year. This corresponds to a decrease of -0.3%, of which -3.4% refers to changes in Group's structure, +4.2% to changes in exchange rates, and -1.1% to price/mix/volume.

Operating income increased to SEK 3,791m (1,852), corresponding to 11.3% (5.5) of sales, and income after financial items increased to 3,682m (1,499), corresponding to 11.0% (4.5) of sales. Net income rose to SEK 2,962m (1,066), which corresponds to SEK 9.00 (3.10) per share.

Items affecting comparability
The above income-figures for the first quarter of 2002 include items affecting comparability amounting to SEK 1,885m (0). These items comprise a capital gain of SEK 1,800m on the divestment of the remaining part of the leisure-appliances product line, and a capital gain of SEK 85m on the divestment of the European home-comfort operation.

New accounting principle for R&D
A new Swedish accounting standard, RR 15 Intangible assets, came into effect as of January 1, 2002. According to this standard, costs for development of products and software should be capitalized. Development costs of SEK 80m referring to projects started during the first quarter have been capitalized. Income for the previous year has not been adjusted in this respect.

Five other Swedish accounting standards issued by The Swedish Financial Standards Council effective as of January 1, 2002 have not had any material effect on the Group's accounts.

Income excluding items affecting comparability
Excluding items affecting comparability, operating income increased by 3% to SEK 1,906m (1,852), representing 5.7% (5.5) of net sales. Income after financial items increased by 20% to SEK 1,797m (1,499), corresponding to 5.4% (4.5) of net sales. Net income increased by 15% to SEK 1,228m (1,066), which corresponds to SEK 3.75 (3.10) per share.

Effects of changes in exchange rates
Compared with the first quarter of last year changes in exchange rates, i.e. in terms of both transaction and translation effects, had a net positive impact on income after financial items of approximately SEK 175m. The impact is traceable mainly to the weakening of the Swedish krona against the US dollar and the British pound.

AB ELECTROLUX

MAILING ADDRESS SE-105 45 | TELEPHONE +46 8 738 60 00 | TELEFAX +46 8 738 70 90 | INVESTOR RELATIONS +46 8 738 60 03 | WEB SITE www.electrolux.com

Financial net
Net financial items amounted to SEK-109m (-353). The improvement is mainly due to lower interest rates and reduced net borrowings. Financial items in the first quarter of 2001, were negatively impacted by foreign exchange losses on loans in USD.

Cash flow
The cash flow generated by operations amounted to SEK -2,792m (-899), after adjustment for exchange-rate effects. The deterioration is traceable mainly to an increase in accounts receivable, and the final payment of USD 94million (approximately SEK 990m) related to the PBGC pension litigation. Cash flow inclusive of investments improved as a result of divestments.

Cash flow is normally weak during the first half of the year as a result of a build-up of inventories and accounts receivable referring to a seasonal increase in sales of outdoor products, room air-conditioners, refrigerators and freezers.

Financial position

Equity
Equity as of March 31, 2002 amounted to SEK 30,913m (28,417), which corresponds to SEK 93.80 (83.30) per share. The return on equity was 39.6% (15.6). Excluding items affecting comparability, the return on equity was 16.4% (15.6).

Net assets
Average net assets for the period decreased to SEK 38,581m (42,760), mainly as a result of restructuring and divestments. Average net assets after adjustment for items affecting comparability amounted to 39,923m (44,625). The return on net assets was 39.3% (17.3) or 19.1% (16.6) excluding items affecting comparability.

Net debt/equity and liquid funds
Net borrowings decreased to SEK 11,835m (22,797), primarily due to a reduction of interest-bearing liabilities during the last three quarters of 2001, and proceeds from divestments. The net debt/equity ratio decreased to 0.37 (0.78).

Liquid funds at the end of the period amounted to SEK 10,282m (10,956).

Value creation
The total value created during the first quarter of 2002 amounted to SEK 609m, as compared with SEK 290m in the first quarter of the previous year.

The increase refers mainly to an improvement in operating margin to 5.7% (5.5), which is traceable to higher income and margin, for primarily Consumer Durables in Europe and Professional Outdoor Products. The capital turnover rate increased to 3.36, as compared with 3.02 in the previous year.

The Group's weighted average cost of capital (WACC) has been lowered from 14% to 13% before tax, to reflect the decline in the risk-free interest rate since value creation was first included in the Group's financial reporting in 2000. On the basis of an unchanged WACC, value created would be approximately SEK 100m lower.

The table below shows value created by business area.

SEKm	**First quarter 2002**	First quarter 2001	Change
Consumer Durables			
Europe	**374**	133	241
North America	**307**	266	41
Rest of the world	**-346**	-256	-90
Total Consumer Durables	***335***	*143*	*192*
Professional Products			
Indoor	**31**	108	-77
Outdoor	**288**	230	58
Total Professional Products	***319***	*338*	*-19*
Common group costs, etc.	**-45**	-191	146
Total	**609**	290	319

Value created is defined as operating income excluding items affecting comparability, less a weighted average cost of capital (WACC) on average net assets. As of 2002, the Group's WACC has been changed from 14% to 13% before tax.

Operations by business area

Consumer Durables

Total industry shipments of core appliances in Europe declined by about 1%. Western Europe showed a decrease of 3% and Eastern Europe an increased of 8%. Sales for the Group's European operation within Electrolux Home Products were largely unchanged. Operating income and margin improved, mainly as a result of lower costs for materials, a slightly better mix, and restructuring. Income in the previous year was negatively impacted by the devaluation of the Turkish lira.

In the US, industry shipments of core appliances increased in volume by about 10%, compared with a weak first quarter in 2001. Shipments of major appliances, i.e. including room air-conditioners and microwave ovens, increased by approximately 6%. Group sales of core appliances in North America through Electrolux Home Products showed good growth over last year. Operating income improved substantially as a result of higher volumes and an improved mix. Sales of air conditioners were considerably lower than last year, however, and operating income in this product area showed a marked downturn.

Demand for core appliances in Brazil declined and sales for the Group's appliance operation were lower than last year. Operating income showed a considerable downturn and was negative, mainly as a result of lower volumes, higher costs for materials and a negative product mix. Income for the Brazilian operation was also negatively impacted by lower exports to Argentina. Sales in both India and China increased over the previous year.

Operating income improved in India but declined in China, and was negative in both markets. The Group's Australian appliance operation, which was consolidated as of February 1, 2001, showed a positive trend in sales and operating income. Overall, operating income for appliances outside Europe and North America declined from 2001 and was negative.

The market for floor-care products declined in volume in the US, and was unchanged in Europe. The Group achieved higher sales volume in both markets. However, both operating income and margin for the floor-care product line declined somewhat, mainly due to increased price pressure in the US market.

Demand for outdoor products for the consumer market in Europe increased over last year due to favorable weather. Sales and operating income for the Group's European operation improved substantially, mainly as a result of higher volumes and implemented restructuring. In the US, the season started slightly later than in 2001. Group sales declined somewhat in volume. Operating income was in line with the previous year.

Overall, sales for the Consumer Durables business area were higher than in the first quarter of 2001. Operating income and margin improved.

Professional Indoor Products

Demand for food-service equipment in Europe was lower in several of the Group's major markets. Sales for food-service equipment increased in the Nordic countries, but declined in Germany and other markets. Operating income improved, however, as a result of the divestment of a loss-making operation in the second half of 2001.

Sales of laundry equipment were largely unchanged, with lower volumes in Western Europe and higher volumes in Scandinavia and the US. Operating income improved.

Demand for compressors continued to be weak. The Group reported a slight increase in sales volume, however. Operating income showed a marked improvement from a low level in the previous year, as a result of implemented restructuring and the launch of a new compressor within the European operation.

Total sales for Professional Indoor Products declined from the previous year, mainly due to divestments. Operating income and margin improved somewhat for comparable units.

Professional Outdoor Products

Demand for professional chainsaws showed an upturn in Europe, but declined in the US. Total Group sales of chainsaws increased over last year.

Pre-seasonal sales of lawn and garden equipment for the professional market were lower than in 2001, while sales of power cutters and diamond tools were largely unchanged.

Overall, sales reported by Professional Outdoor Products were in line with the previous year. Operating income and margin increased due to an improved product mix with higher sales of chainsaws.

Major changes in the Group

As of January 1, 2002 the Group divested the remaining parts of the leisure-appliance product line within the Professional Indoor Products business area. These operations had sales in 2001 of approximately SEK 1,300m and about 1,400 employees. The divestment generated a capital gain of approximately SEK 1,800m.

As of January 1, 2002, the Group divested its European home comfort operation, which was part of the Consumer Durables business area. This operation had sales in 2001 of approximately SEK 850m, and about 280 employees. The divestment generated a capital gain of approximately SEK 85m.

Ongoing restructuring and cost adjustments

The restructuring measures announced in 2001 are proceeding according to plan. The changes refer mainly to operations in components and major appliances, and include plant shutdowns as well as rationalization of sales organizations and administration. During the quarter the Americold compressor plant in Cullman, Alabama was closed.

Of the total provision of SEK 3,261m in 2001, approximately SEK 2,019m had been utilized as of March 31, 2002. Savings in the first quarter of 2002 amounted to approximately SEK 159m. Changes implemented to date have involved personnel cutbacks of approximately 2,300, of which approximately 1,240 in the first quarter of 2002.

Provisions in 2001, SEKm		**Utilized**	**Savings**	**Estimated savings**	
	Provision	**up to Q1**	**in Q1**	**2002**	**2003**
Major appliances, Europe	997	279	22	206	552
Floor care, Europe	19	16	-	9	17
Garden products, Europe	157	75	12	51	96
Major appliances, North America	114	13	24	157	210
Major appliances, Rest of the world	40	10	4	38	47
Total Consumer Durables	**1,327**	**393**	**62**	**461**	**922**
Food-service equipment	168	153	20	89	89
Components	1,710	1,438	70	273	343
Other	56	35	7	33	36
Total	**3,261**	**2,019**	**159**	**856**	**1,390**

Parent company

Net sales for the parent company, AB Electrolux, for the first quarter of 2002 amounted to SEK 1,730m (1,808). Income after financial items was SEK 1,676m (-81), including dividends from subsidiaries in the amount of SEK 1,658m (400).

Capital expenditure was SEK 30m (32). Liquid funds at the end of the period amounted to SEK 2,941m (4,500) as against SEK 4,281m at the start of the year.

Proposed dividend

The Board of Directors proposes a dividend for 2001 of SEK 4.50 (4.00) per share, for a total dividend payment of SEK 1,483m (1,365). The proposed dividend corresponds to 41% (30) of net income per share for the year 2001, excluding items affecting comparability.

Proposal for cancellation of shares to enable additional buybacks

The Board will propose that the Annual General Meeting approve a new share-repurchase program and the cancellation of previously repurchased B shares, excluding shares required to meet obligations under the Group's personnel stock-option programs.

The proposal for cancellation of shares will enable additional repurchasing of own shares. The proposal indicates that a maximum of 10% of the total number of shares may be repurchased and that shares in possession may be sold.

The purpose of the cancellation and additional buybacks is to continually maintain the capability to adapt the capital structure to the needs of the Company, thereby contributing to increased shareholder value, or to use the repurchased shares for financing potential corporate acquisitions and the personnel stock-option programs.

Outlook

The outlook for the year remains unchanged. Market demand in 2002 is expected to be generally flat compared with the previous year in both Europe and North America. However, there is still uncertainty regarding consumer confidence and spending, particularly in North America.

Notwithstanding the above expectations for flat market demand, on the basis of the previously announced internal restructuring the Group should achieve an improvement in operating income and value creation for the full year 2002, excluding items affecting comparability.

Stockholm, April 18, 2002

Michael Treschow
President and CEO

Consolidated income statement, SEKm	First quarter 2002	First Quarter 2001	Full Year 2001
Net sales	**33,580**	33,670	135,803
Cost of goods sold	**-25,948**	-25,895	-105,654
Selling expense	**-4,204**	-4,333	-17,806
Administrative expense	**-1,451**	-1,536	-5,790
Other operating income/expense	**-71**	-54	-131
Items affecting comparability	**1,885**	-	-141
Operating income*	**3,791**	1,852	6,281
Margin, %	***11.3***	*5.5*	*4.6*
Financial items, net	**-109**	-353	-1,066
Income after financial items	**3,682**	1,499	5,215
Margin, %	***11.0***	*4.5*	*3.8*
Taxes	-726	-487	-1,477
Minority interests in net income	6	54	132
Net income	**2,962**	1,066	3,870
** Including depreciation in the amount of:*	***-1,006***	*-985*	*-4,277*
Net income per share, SEK	**9.00**	3.10	11.35
Number of shares after buy backs, million	**329.6**	341.1	329.6
Average number of shares after buy backs, million	**329.6**	341.1	340.1

Consolidated balance sheet, SEKm	March 31 2002	March 31 2001	Full year 2001
Assets			
Fixed assets	**30,925**	33.228	32,351
Inventories, etc	**18,545**	20,697	17,001
Accounts receivable	**27,799**	28,486	24,189
Other receivables	**7,828**	9,104	8,532
Liquid funds	**10,282**	10,956	12,374
Total assets	**95,379**	102,471	94,447
Equity and liabilities			
Shareholders' equity	**30,913**	28.417	28,864
Minority interests	**671**	747	699
Interest-bearing liabilities and provisions	**22,117**	33,753	23,183
Non-interest-bearing liabilities and provisions	**41,678**	39,554	41,701
Total equity and liabilities	**95,379**	102,471	94,447
Contingent liabilities	**1,462**	1,305	1,220

Change in equity, SEKm

	First quarter 2002	First Quarter 2001	Full Year 2001
Opening balance	28,864	26,324	26,324
Dividend payment	-	-	-1,365
Repurchase of shares	-	-	-1,752
Translation differences	-913	1,027	1,787
Net income	2,962	1,066	3,870
Closing balance	30,913	28,417	28,864

Consolidated cash-flow statement, SEKm

	First quarter 2002	First quarter 2001	Full Year 2001
Operations			
Income after financial items	3,682	1,499	5,215
Depreciation according to plan charged against above income	1,006	985	4,277
Provisions and capital gains/losses	-3,114	-232	-2,148
Taxes paid	-220	-405	-1,496
Changes in operating assets and liabilities	-4,146	-2,746	3,634
Cash flow from operations	-2,792	-899	9,482
Investments			
Investments in/divestments of operations and trade mark	2,397	-2,274	4,861
Capital expenditure	-746	-1,053	-4,195
Other	142	143	547
Cash flow from investments	1,793	-3,184	1,213
Dividend	-	-	-1,365
Repurchase of shares	-	-	-1,752
Cash flow after dividends	-999	-4,083	7,578
Change in interest-bearing liabilities	-849	6,728	-4,059
Total cash flow	-1,848	2,645	3,519
Liquid funds at beginning of year	12,374	8,422	8,422
Exchange-rate differences referring to liquid funds	-244	-111	433
Liquid funds at end of period	10,282	10,956	12,374
Change in net borrowings			
Total cash flow excl. change in loans	-999	-4,083	7,578
Net borrowings at beginning of year	-10,809	-16,976	-16,976
Exchange-rate differences referring to net borrowings	-27	-1,738	-1,411
Net borrowings at end of period	-11,835	-22,797	-10,809

Net sales by business area, SEKm	**First quarter 2002**	First quarter 2001	Full Year 2001
Consumer Durables			
Europe	**11,241**	10,901	47,200
North America	**13,284**	12,308	46,814
Rest of the world	**3,437**	3,233	14,976
Total Consumer Durables	**27,962**	26,442	108,990
Professional Products			
Indoor	**3,029**	4,584	17,073
Outdoor	**2,547**	2,525	9,452
Total Professional Products	**5,576**	7,109	26,525
Other	**42**	119	288
Total	**33,580**	33,670	135,803

Operating income by business area, SEKm	**First quarter 2002**	First quarter 2001	Full Year 2001
Consumer Durables			
Europe	**676**	447	2,528
Margin, %	***6.0***	*4.1*	*5.4*
North America	**876**	807	1,814
Margin, %	***6.6***	*6.6*	*3.9*
Rest of the world	**-22**	45	287
Margin, %	***-0.6***	*1.4*	*1.9*
Total Consumer Durables	**1,530**	1,299	4,629
Margin, %	*5.5*	*4.9*	*4.2*
Professional Products			
Indoor	**183**	328	1,070
Margin, %	***6.0***	*7.2*	*6.3*
Outdoor	**386**	331	1,313
Margin, %	***15.2***	*13.1*	*13.9*
Total Professional Products	**569**	659	2,383
Margin, %	***10.2***	*9.3*	*9.0*
Common Group costs, etc.	**-193**	-106	-590
Items affecting comparability	**1.885**	-	-141
Total	**3,791**	1,852	6,281

Value creation, SEKm	First quarter 2002*)	First Quarter 2001	Full Year 2001
Consumer Durables			
Europe	374	133	1,172
North America	307	266	-297
Rest of the world	-346	-256	-1,023
Total Consumer Durables	335	143	-148
Professional Products			
Indoor	31	108	250
Outdoor	288	230	914
Total Professional Products	319	338	1,164
Common Group costs, etc.	-45	-191	-754
Total	609	290	262

**)As of 2002 the Group's WACC has been changed from 14% to 13%.*

Key ratios	First quarter 2002	First quarter 2002, excl. items affecting comparability	First Quarter 2001	Full Year 2001
Net income per share, SEK[1)]	9.00	3.75	3.10	11.35
Return on equity, %[2)]	39.6	16.4	15.6	13.2
Return on net assets, %[3)]	39.3	19.1	17.3	15.0
Net debt/equity ratio[4)]	0.37		0.78	0.37
Capital expenditure, SEKm	746		1,053	4,195
Average number of employees	84,500		87,800	87,139

1) Average number of shares for the period after buy-backs is 329.6 (341.1) million.
2) Annualized net income, expressed as a percentage of average equity.
3) Annualized operating income, expressed as a percentage of average net assets.
4) Net borrowings, i.e. interest-bearing liabilities less liquid funds, in relation to adjusted equity. The latter is defined as equity including minority interests.

Quarterly figures

Net sales and income, per quarter

		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Net sales, SEKm	**2002**	**33,580**				
	2001	33,670	37,459	32,793	31,881	135,803
Operating income, SEKm	**2002**	**3,791**				
	Margin,%	***11.3***				
	2002 1)	**1,906**				
	Margin,%	**5.7**				
	2001	1,852	2,036	2,442	-49	6,281
	Margin,%	*5.5*	*5.4*	*7.4*	*-0.2*	*4.6*
	2001 2)	1,852	2,036	1,085	1,449	6,422
	Margin, %	*5.5*	*5.4*	*3.3*	*4.5*	*4.7*
Income after financial items, SEKm	**2002**	**3,682**				
	Margin,%	***11.0***				
	2002 1)	**1,797**				
	Margin,%	**5.4**				
	2001	1,499	1,752	2,202	-238	5,215
	Margin,%	*4,5*	*4.7*	*6.7*	*-0.7*	*3.8*
	2001 2)	1,499	1,752	845	1,260	5,356
	Margin, %	*4.5*	*4.7*	*2.6*	*4.0*	*3.9*
Net income, SEKm	**2002**	**2,962**				
	2002 1)	**1,228**				
	2001	1,066	1,162	1,928	-286	3,870
	2001 2)	1,066	1,162	596	950	3,774
Net income per share, SEK	**2002**	**9.00**				
	2002 1)	**3.75**				
	2001	3.10	3.45	5.65	-0.85	11.35
	2001 2)	3.10	3.45	1.75	2.80	11.10
Value creation, SEKm	**2002**	**609**				
	2001	290	392	-453	33	262

1) Exclusive of items affecting comparability, which in 2002 amounted to SEK 1,885m.
2) Exclusive of items affecting comparability, which in 2001 amounted to SEK 1,357m in the third quarter and SEK -1,498m in the fourth quarter.

Net sales by business area, per quarter, SEKm

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Europe	**2002**	**11,241**				
	2001	10,901	11,246	12,237	12,816	47,200
North America	**2002**	**13,284**				
	2001	12,308	14,104	11,154	9,248	46,814
Rest of the world	**2002**	**3,437**				
	2001	3,233	4,229	3,509	4,005	14,976
Total Consumer Durables	**2002**	**27,962**				
	2001	26,442	29,579	26,900	26,069	108,990
Professional Products, Indoor	**2002**	**3,029**				
	2001	4,584	5,037	3,829	3,623	17,073
Professional Products, Outdoor	**2002**	**2,547**				
	2001	2,525	2,692	2,108	2,127	9,452
Total Professional Products	**2002**	**5,576**				
	2001	7,109	7,729	5,937	5,750	26,525

Operating income by business area, per quarter, SEKm

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Europe	**2002**	**676**				
	Margin,%	***6.0***				
	2001	447	578	585	918	2,528
	Margin,%	*4.1*	*5.1*	*4.8*	*7.2*	*5.4*
North America	**2002**	**876**				
	Margin,%	***6.6***				
	2001	807	685	188	134	1,814
	Margin,%	*6.6*	*4.9*	*1.7*	*1.4*	*3.9*
Rest of the world	**2002**	**-22**				
	Margin,%	***-0.6***				
	2001	45	130	21	91	287
	Margin,%	*1.4*	*3.1*	*0.6*	*2.3*	*1.9*
Professional Products, Indoor	**2002**	**183**				
	Margin,%	***6.0***				
	2001	328	459	176	107	1,070
	Margin,%	*7.2*	*9.1*	*4.6*	*3.0*	*6.3*
Professional Products, Outdoor	**2002**	**386**				
	Margin,%	***15.2***				
	2001	331	371	280	331	1,313
	Margin,%	*13.1*	*13.8*	*13.3*	*15.6*	*13.9*
Common Group costs, etc.	**2002**	**-193**				
	2001	-106	-187	-165	-132	-590
Items affecting comparability	**2002**	**1,885**				
	2001	-	-	1,357	-1,498	-141

Exchange rates in SEK	First Quarter 2002	First Quarter 2001
USD, average	**10.51**	9.80
USD, end of period	***10.35***	*10.39*
EUR, average	**9.16**	8.97
EUR, end of period	***9.03***	*9.16*
GBP, average	**14.98**	14.26
GBP, end of period	***14.74***	*14.82*

Five-year review

Amounts in SEKm unless otherwise indicated	2001	2000	1999	1998	1997
Net sales	**135,803**	124,493	119,550	117,524	113,000
Operating income	**6,281**	7,602	7,204	7,028	2,654
Margin, %	*4.6*	*6.1*	*6.0*	*6.0*	*2.3*
Margin, excluding items affecting comparability, %	*4.7*	*6.5*	*6.2*	*5.2*	*4.0*
Income after financial items	**5,215**	6,530	6,142	5,850	1,232
Margin, %	*3.8*	*5.2*	*5.1*	*5.0*	*1.1*
Margin, excluding items affecting comparability, %	*3.9*	*5.6*	*5.3*	*4.2*	*2.8*
Net income	**3,870**	4,457	4,175	3,975	352
Net income per share, SEK[1)]	**11.35**	12.40	11.40	10.85	0.95
Dividend, adjusted for share issues[1)]	**4.50**[2)]	4.00	3.50	3.00	2.50
Value creation	**262**	2,423	1,782	437	
Return on equity, %	**13.2**	17.0	17.1	18.2	1.7
Return on net assets, %	**15.0**	19.6	18.3	17.5	6.4
Net debt/equity ratio	**0.37**	0.63	0.50	0.71	0.94
Capital expenditure	**4,195**	4,423	4,439	3,756	4,329
Average number of employees	**87,139**	87,128	92,916	99,322	105,950

1) The average number of shares in 2001 amounted to 340,064,997 (359,083,955) after buy-backs. The number of shares at year-end was 329,564,580 (341,134,580). The total number of shares for the years 1997-1999 was 366,169,580.
2) Proposed by the Board.

This report has not been audited.

Financial reports in 2002

Quarterly report, 2nd quarter	July 18
Quarterly report, 3rd quarter	October 22

Financial information from Electrolux is also available on www.electrolux.com/ir.

Factors affecting forward-looking statements

This report contains "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals or targets of Electrolux for future periods and future business and financial plans. Actual results may differ materially from these goals and targets due to a variety of factors. These factors include, but may not be limited to the following; the success in developing new products and marketing initiatives, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates, and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals, competitive pressures to reduce prices, significant loss of business from major retailers, consumer demand, effects of current fluctuations and the effect of local economies on product demand.

PRESS RELEASE

Electrolux signs agreement to divest its Mexican compressor plant

Electrolux has signed an agreement for divestment of its Mexican compressor plant, Kelvinator de Mexico, to a group of Mexican financial investors, including the present company manager.

Kelvinator de Mexico is part of the Components product line in the Professional Indoor Products business area. In 2001, sales amounted to SEK 182m, and the plant has 243 employees.

The sale is expected to be completed in the second quarter, 2002, and will generate a capital loss of SEK 3m.

In the restructuring program presented in December 2001, the proposal was to close this plant.

Electrolux is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chain saws, lawn mowers, and garden tractors. In 2001, Group sales were SEK 135.8 billion and the Group had 87,000 employees. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use. The Electrolux Group includes famous appliance brands such as AEG, Electrolux, Zanussi, Frigidaire, Flymo, Eureka, and Husqvarna.

For more information, Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.

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(ELUX) Speech by Michael Treschow at AGM

Honored Stockholders and Guests,

After five years at Electrolux, this is the last time I'll stand in front of you here at the AGM and talk about our activities. My years here have indeed been eventful.

When I first started at Electrolux, I knew I was dealing with a major corporation. I knew it had strong brands, good products and international presence. With my background in other major corporations, I had a rough idea what this meant. However, it wasn't until I got to know Electrolux better that I grew more and more impressed with its size and position: Electrolux sells almost two products every second - every tick of the clock, 24 hours a day, year in, year out.

To understand the magnitude, I find it thrilling to reflect on what is happening at this very moment today, in the world of Electrolux.

Our products are in the homes of 400 million consumers. While standing here, talking to you today, 40 million people around the world are opening an Electrolux refrigerator.

Our colleagues at our major refrigerator factory in Changsha, China have gone home a few hours ago. More refrigerators have been sold in China today than in the U.S. One out of every ten comes from Electrolux. Several thousand Chinese purchased a refrigerator from us today. They've removed the cardboard boxes with the attractive Electrolux logo and installed them in their living rooms. For Chinese, a fridge is considered furniture; they rarely fit in their small kitchens.

In India, our colleagues have also left for the day whereas Electroluxers in Sweden, Italy or Germany are getting ready to call it a day. Just today, about 70,000 consumers in Europe have purchased Electrolux products. They've walked into the shops, viewed the selection, and walked out, having purchased an Electrolux product.

One out of three woodcutters in the world uses Electrolux products.

About half of all the best restaurants in Europe today prepare their food, using Electrolux equipment, and about 25% of all clothes cleaning outfits use Electrolux equipment.

AB ELECTROLUX (PUBL)

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Today, approximately 15,000 consumers around the world are visiting our web sites on the Internet to learn more about our products and company.

At this moment, shoppers are getting ready to start their day on the West Coast in the U.S. In a couple of hours, consumers in San Francisco may select a Eureka vacuum cleaner, a Frigidaire cooker or a Poulan/WeedEater chain saw. One out of every five household products purchased in the U.S. is from Electrolux.

In Brazil, there too, it's still morning. And just about now, cleaners are most likely taking out their Electrolux cleaning equipment. More than two-thirds of those who own a vacuum cleaner in Brazil have purchased one from Electrolux.

To make all these products, an enormous amount of material is utilized. In the space of one day alone, we use over 4,000 tons of steel and about 1,200 tons of plastic in our 109 factories around the world.

I could go on and on, telling you the story of one day in the life of Electrolux.

Holding a strong, global position such as we do is an enormous asset. It is truly an impressive company you own.

At the same time, Electrolux is a different company compared to that of five years ago. In a nutshell, this means that we are

- more focused
- more effective and
- more profitable

Those operations in the Group lacking potential to become leading or profitable, or not in line with our core areas, have been divested. We have chosen to focus on consumer durables sold via retailers. We also have a number of professional applications, sold through entirely different distribution channels.

One of the main divestments has been that of our Leisure Appliances, concluded at the beginning of 2002. In these past five years, we've sold off operations totaling 26 billion Swedish Kronor. Those businesses where conditions were sub-optimal for becoming a world leader, or were not in line with our core areas, are better left to other owners. In connection with the divestment, over 25,000 of our former employees have new employers. Many now work for companies that have better positions within their respective areas, or that focus on the specific industry. Consequently, they have greater potential to develop and become profitable.

While having divested a number of operations, our core areas have increased by nearly 50 billion Swedish Kronor. We have expanded both in Professional Products and

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Consumer Durables. Thanks to more consumers selecting our products, we have grown on the basis of our own strength.

We have expanded by acquiring numerous companies. The main acquisition was that of Email in Australia which we bought in February 2001. This increased our market share to about 50% for major appliances in Australia.

In outdoor products for consumers, major acquisitions were McCulloch in 1999, and Marazzini in 2001. After having acquired a number of companies in outdoor products for professional users, we are not only the world leader in chain saws and trimmers, but also a major supplier of power cutters, diamond equipment and turf care equipment.

We have, these past five years, worked very hard on improving the Group's cost structure and productivity.

Consolidation has led to closure of over one-fifth of our factories- 33 in all. The creation of an improved product flow allowed us to close down over 50 warehouses. This cost us approximately six billion Swedish Kronor. An unfortunate consequence of this was also the loss of over 21,000 jobs. It has mostly been a painful process, but a necessity for us in order to reduce our cost outfit, allowing us to create a solid base upon which to further build.

Restructuring has, however, saved us nearly eight billion Swedish Kronor so far-roughly the equivalent of a year's profit. A good yardstick for understanding how productivity has increased in concrete terms, is the sales per employee. We have witnessed an impressive improvement in sales per employee from approximately 1 million, to nearly 1.6 million Swedish Kronor during this five-year period. A number of our competitors have done so likewise.

As a result of this increased focus and streamlining, we have become more profitable. Our operating margin of 4% in 1996 reached 6.5-7% in 2000, spelling achievement of our goal. In the same period, return on equity improved from 8% to 18.5%.

What then happened in 2001? Deterioration of our financial performance in the previous year proves how difficult it is to perpetuate continual improvements. Did the trend change, or is it just a chip in the curve? I think it's just a temporary phase. As you can see on the slide, the trend looks positive for now.

The year 2001 has been a tough one for Electrolux. Profits per share decreased by 16%, to 11.10 Swedish Kronor per share. Our balance sheet however, has never shown stronger signs as it does now. In light of this, the Board therefore proposes that the AGM raise the dividend by 50 öre per share. The total return-the share development added to the dividend - has on average, been 18% annually. This is striking if you compare to the average total return of the Stockholm Stock Exchange, which, for the corresponding period, was slightly above 13%.

AB ELECTROLUX

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Cash flow has shown a very positive development. This, in conjunction with our strong balance sheet, has contributed to the Board also proposing our continual buyback of shares. Swedish law allows a mere 10% ownership of the shares, which means that a substantial number of shares must be voided. Consequently, the remaining shares will become more valuable - positive for the stockholders.

Value creation is, as you know, our means of measuring success in the Group. To calculate this, we take operating income excluding items affecting comparability, and subtract the cost of our net assets. You then see that we have created 262 million Swedish Kronor in value in the previous year- however, still a sharp drop compared to 2000.

A negative determinant of the previous year was the major costs arising from the phase-in of a new generation of refrigerators in our North American factories. This amounted to a whopping one billion Swedish Kronor over budget. Fortunately, it is operating just fine now, but not without having paid a high price.

Additionally, the retailers' strategy of significantly de-stocking was also a major cause of our decline in income there.

Furthermore, we've been faced with major problems in Components. Price pressure in this industry is colossal. On the whole, it's a tough industry to operate in. We are doing everything in our means to stop this unfortunate trend.

The economic climate in Latin America has left much to be desired. But good news has also come from there. We managed to carry out a very successful product launch of our new ELSA refrigerator in Brazil. You can view the model right here outside the auditorium. Women constituted the target market there since they account for 75% of the purchasing decision for these types of products. By creatively applying the knowledge gained from consumer research findings, along with the strength of a global Group, "The world's No. 1 choice"; we succeeded in increasing our market share from 4% to 49% for frost-free refrigerators!

The washing machine you've just seen is one among many captivating products we've started selling in Europe. Our performance there has also improved.

This washing machine is very ergonomic, its drum and front inclined. In fact, it has won awards for its superior design.

The perhaps most talked about launch has been that of the world's first, cordless, automated vacuum cleaner, which we've named the Trilobite. We are infinitely proud of this vacuum cleaner– a tribute to the unique combination of automation, state-of-the art technology and unique design. Isn't it fantastic that a vacuum cleaner can function

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entirely on its own, doing the chore for you? If you haven't already seen it on display at one of our retailer's, please take the opportunity to do so in our exhibition area today.

In Food Service Equipment, sales also rose and operating income improved as well. A novel product designed by our people in that sector is a Cyber Fridge prototype - a refrigerator for professional application that opens on voice command.

Sales also rose in Laundry Equipment. Operating income and margin improved substantially. A main contributor to our success was the new Wascator Generation 3000 washing machine, on exhibit outside this auditorium today. Compared to earlier models, energy consumption is 20% more efficient. The number of parts has also been reduced - as much as 40% - which means greater reliability and easier repairs.

Professional Outdoor Products, mostly known under the Husqvarna brand name, achieved continued, satisfactory growth both in sales and income. We are the world leader in chain saws and trimmers. The ad clip you're about to see, is a witness to what we can make happen with these products.

We also make novel consumer outdoor products. One example is our new Flymo Turbo Compact Vision, which you've just seen in the ad clip. This lawn mower actually compresses the cut grass, thus minimizing frequent removal. And even better, a specially designed window allows the viewer to gauge when it's time to empty the compartment.

We anticipate exciting opportunities for outdoor products targeted at consumers. To focus on this area, "Electrolux Outdoor Products", a new business area, was founded the previous year. We are the world leader in consumer lawn mowers, garden tractors, trimmers and chain saws. We anticipate great opportunities for strong growth hereinafter.

We have the pleasure to welcome four new members to the Group Management who joined us 2001-2002.

Fredrik Rystedt took office as head of Group Staff Controlling, Accounting, Taxes, Auditing, IT in April 2001. Nina Linander followed in September as head of Group Staff Treasury. Andrew Bentley, head of White Goods outside Europe and North America, has joined as an associate member. Our most recent addition is Magnus Yngen who, very recently, joined us as the new sector head of Floor Care, as Hans Stråberg will now be assuming his new role as President and CEO of Electrolux.

Many have approached me, wondering how to run a company that requires major changes. When I look back at my years here at Electrolux, several, particularly salient points come to mind.

First of all, there is the need for a clear aim.

When I first started at Electrolux, I saw the need to raise profitability. I perceived our main aim to be one of lowering costs and increasing effectiveness.

In everything you do, it is vital, from the very outset, to gain an understanding of what exactly your aim is, and what the main issues are. It's very easy to skip this part, but you must ensure lengthy discussions about required outcomes, expectations, staff appraisal, and finalization of the aim. This should be crystal clear so as to avoid speculation and a waste of energy.

Secondly, there is the need for clear, measurable goals. These goals should be easy to follow up on. In our case, we decided to keep to the financial goals established long before then.

There should be no doubt as to whether the goals have been achieved or not. Besides, goals need not be only financial in nature; they could just as well be quality goals. For instance, we, here at Electrolux, measure the level of staff diversity. We keep track of the number of women, youth, etc. that we employ. This is paramount for a consumer-oriented company. For every customer segment that there isn't a representative in the company, we run the risk of committing an error.

Knowledge about the business is essential to establishing appropriate goals, and maximizing organizational resources. To the extent possible, participation in goal setting should be encouraged. As such, work will be carried out with an even greater sense of commitment to attain those goals. It's a question of not being afraid to aim high. In doing so, just that little extra bit of effort can determine making it, or breaking it.

A revealing example of this was at our first Group Management Meeting in 1997. We had to come up with ideas on how to achieve the financial goals that had already been set up. After agreeing on the need to cut costs by five billion Swedish Kronor, the rest was easy. Identifying how this was to be done was accomplished in rapid succession.

Precisely how goals are to be attained is up to one's colleagues. Rather than dictate how this is to be done, it's better to ask what their thinking is behind a certain issue to be solved. It helps having an open dialogue and communication that aids understanding of what is to be done. As a leader, it's mostly about creating the proper conditions, and clearing hurdles out of the way.

Thirdly, a clear division of responsibility must exist. Once clear goals have been established, it is equally important to know who will actually do the job. Who feels committed to the goals? Joint responsibility is no responsibility. Devastating for an organization is all the coordination that takes place. The word "coordination" should actually be prohibited. In my opinion, too much coordination in an organization can lead to too little action.

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Our sector heads have a clearly defined responsibility. They are allowed, conditionally, to set up their targets that are then followed up on a monthly basis. The goals are clearly defined and they have all the means at their disposal to accomplish those goals. There should be no excuses. There's the risk of sub-optimization of course, but the advantages have outweighed the risk. These unequivocally clear responsibilities have been instrumental in improving our financial performance.

By clearly allocating responsibility, employees feel a sense of security in their respective roles. This is fundamental as they represent the company's most vital resource. I'm not just paying lip service here, trying to sound good. No, it makes pure business sense because it is the one asset that is active. People are vital for activating all the other assets.

In order for employees to feel motivated, it is also important that they feel visible. Visibility is ensured through follow up. Feedback is therefore essential - give credit where credit is due, and acknowledge a good job done.

In my opinion, strong, clear leadership is what makes the difference in all organizations, not just at Electrolux. And this applies not only to senior managers, but also to all levels in an organization, and to major as well as minor projects.

It's now time to hand over the reigns to Hans Stråberg. I am filled with a sense of excitement to take on yet other, new challenges. However, at the same time, leaving Electrolux, I am filled with a sense of nostalgia.

A company is like a never-ending storybook. The book consists of different chapters. We've gone through a five-year chapter together, following on the heels of earlier, fantastic chapters of the Electrolux story.

You are the owners of an impressive company. Today, Electrolux is a company that has good conditions for profitable growth. As a stockholder of Electrolux, the knowledge that I'm leaving the company in very good hands feels good. I'm convinced that Hans, with his extensive background and experience, will be able to look at Electrolux with fresh eyes, bringing new ideas on how to further develop the Group.

I'd like to express my deep gratitude for these rewarding years. It has been an exciting and rewarding adventure to work for Electrolux.

Hans please come and join me here on center stage.

AB ELECTROLUX

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Electrolux is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chain saws, lawn mowers, and garden tractors. In 2001, Group sales were SEK 135.8 billion and the Group had 87,000 employees. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use. The Electrolux Group includes famous appliance brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka, and Husqvarna.

Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.

AB ELECTROLUX

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEB SITE
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Stockholm, Thursday, April 18, 2002

Annual General Meeting 2002 of Electrolux

(ELUX) The Annual General Meeting of AB Electrolux was held on Thursday, April 18, in Stockholm.

Rune Andersson, Peggy Bruzelius, Thomas Halvorsen, Louis R. Hughes, Michael Treschow, Karel Vuursteen and Jacob Wallenberg was re-elected to the board. Hans Stråberg was new-elected to the board.

PricewaterhouseCoopers AB was elected as accounting firm for the period until the end of the AGM which is to be held in the financial year 2006.

The proposed dividend of SEK 4.50 per share was adopted. The record date was set for April 23, 2002, and dividends are estimated to be paid by VPC (Securities Register Center) on April 26, 2002.

The parent company's and Group's Income Statements and Balance Sheets were adopted. The Board of Directors and President were discharged from liability for the fiscal year 2001.

At the statutory board meeting, Rune Andersson was re-elected chairman. Jacob Wallenberg was re-elected deputy chairman. Hans Stråberg was appointed President and Chief Executive Officer of the Electrolux Group.

In accordance with a proposal from the Board of Directors, the Meeting decided to reduce the Company's share capital by SEK 137,285,000 by way of withdrawal, without repayment, of 27,457,000 shares of series B which the Company previously has acquired. In order to reduce the time required for reducing the share capital, the Meeting decided to issue 27,457,000 series C shares with a par value of SEK 5 each to Svenska Handelsbanken, to redeem the shares to the same amount enumerated with an interest rate factor, and to transfer SEK 137,285,000 from the Company's unrestricted reserves to the Company's legal reserves.

In accordance with a proposal from the Board of Directors, the Meeting also authorized the Board, for the period until the next AGM, to acquire and transfer the Company's own shares. The total amount of shares of series A and/or series B to be acquired may amount to, at the most, so many shares that, thereafter, the Company holds at a maximum 10 per cent of all shares issued by the Company. Such transfer may be made by deviation from the shareholders' preferential rights in connection with company acquisitions.

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In order to cost effectively meet the Company's obligations under the 2000 and 2002 personnel stock-option programs, the Meeting has also decided to transfer, a maximum of 3,595,800 shares of series B in the Company for the period until the next AGM. Personnel included in the programs has preference to acquire the shares. For the period until the next AGM, the Meeting has decided that the Company shall have the right to transfer not more than 1,112,000 shares of series B, in order to cover costs, mainly social security charges, which may occur as a consequence of the 1998-2002 programs.

Electrolux is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chain saws, lawn mowers, and garden tractors. In 2001, Group sales were SEK 135.8 billion and the Group had 87,000 employees. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use. The Electrolux Group includes famous appliance brands such as AEG, Electrolux, Zanussi, Frigidaire, Flymo, Eureka, and Husqvarna.

For more information, Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.

AB ELECTROLUX

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEB SITE
SE-105 45 STOCKHOLM SWEDEN	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com